Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Stephen P. Cohen Partner stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3333 Fax

August 20, 2025

Mr. Mark A. Cowan
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-8626

Re:	Angel Oak Financial Strategies Income Term Trust (the “Fund”) (File No. 811-23358) - Preliminary Proxy Statement Filing

Dear Mr. Cowan:

This letter responds to comments you conveyed via telephone on August 18, 2025, to Remington Shepard and me in connection with the U.S. Securities and Exchange Commission (“SEC”) staff’s review of the preliminary proxy statement and related materials on Schedule 14A (the “Proxy Statement”) that were filed by the Fund on August 8, 2025. Capitalized terms not defined herein have the definitions provided to them in the Proxy Statement.

QUESTION & ANSWERS

1.	Comment: In the header, please revise to remove the qualification of the “Question & Answers” section by reference to the Proxy Statement and include where more information may be found.

Response: The Fund has revised the heading as follows (new language underlined; deleted language struck through):

By its very nature, the following “Questions and Answers” section is a summary and is not intended to be as detailed as the discussion found later in the proxy materials. For ~~that reason, the information is qualified in its entirety~~ MORE DETAILED INFORMATION, PLEASE ~~by~~ reference ~~to~~ the enclosed proxy statement to shareholders (“Proxy Statement”).

August 20, 2025 Page 2

2.	Comment: In the section entitled “Why am I receiving this Proxy Statement?”, please clarify what will happen if the Transaction is not completed on September 30, 2025.

Response: The Fund has added the following:

If the Transaction is not completed, the Current Investment Advisory Agreement will not terminate and will remain in effect. The Current Investment Advisory Agreement will only terminate if the Transaction is completed. The New Investment Advisory Agreement will take effect only after the Transaction is completed and after it is approved by the shareholders of the Fund. If the Transaction is completed but shareholders of the Fund have not approved the New Investment Advisory Agreement, the Adviser will continue to manage the Fund pursuant to an interim investment advisory agreement, which has been approved by the Board of Trustees and which is identical to the Current Investment Advisory Agreement, for a maximum of 150 days.

3.	Comment: In the section entitled “Why am I receiving this proxy statement when these proposals were solicited for the Fund’s Annual Meeting of Shareholders on June 26, 2025?”, please: (i) remove “overwhelmingly”; (ii) clarify the percentage of votes cast at the Annual Meeting by including the percentage of shares cast out of all the shares eligible to vote on the proposal; (iii) disclose the votes required to approve the proposal; and (iv) provide additional information regarding the technicality caused by the dissident’s solicitation that resulted in the New Investment Advisory Agreement not being approved.

Response: The Fund has revised the disclosure accordingly (new language underlined; deleted language struck through):

During the Annual Meeting, the Fund, its trustees and Angel Oak management received from the shareholders ~~overwhelmingly~~ strong support for the New Investment Advisory Agreement, receiving in excess of 63.5% of the votes cast at the Annual Meeting~~.~~ and 30.5% of the votes of all the shares entitled to vote on the proposal. About 65.4% of the shares entitled to vote on the proposal voted on the proposal overall. A “vote of a majority of the outstanding voting securities” of the Fund was required to approve the New Investment Advisory Agreement. The “vote of a majority of the outstanding voting securities” is defined in the 1940 Act as the lesser of the vote of (i) 67% or more of the voting securities of the Fund present at the Meeting or represented by proxy, if more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Fund. ~~However, the~~The New Investment Advisory Agreement did not receive enough votes to surpass the required vote threshold (i.e., the Fund received 63.5% of the votes cast at the Annual Meeting, which is short of the 67% required). ~~In particular,~~ This was due to a technicality caused by a dissident who ran a proxy contest.~~, certain votes were deemed to have been cast at the Annual Meeting as a result of other proposals that were being considered at the Annual Meeting, which caused the proposal to approve the New Investment Advisory Agreement to fall short of meeting the required vote threshold~~ In particular, the dissident shareholder solicited only those Fund shareholders holding 5,000 or more shares. Because of this solicitation approach, brokers were able to cast votes on the discretionary matters at the meeting only for Fund shareholders holding fewer than 5,000 shares. The discretionary matters did not include the proposal to approve the New Investment Advisory Agreement, resulting in the shares being considered present at the Annual Meeting, which had the same effect as voting against the proposal to approve the New Investment Advisory Agreement.

August 20, 2025 Page 3

4.	Comment: In the section entitled “Will the proposed Transaction affect me?”, please revise the section title to “How will the proposed Transaction affect me?” and please revise the section to reflect the revised section title.

Response: The Fund has revised the section title accordingly and has revised the disclosure as follows (deleted language struck through):

~~No.~~ The operations of the Adviser, the fees payable to the Adviser and the persons responsible for the day-to-day investment management of the Fund will remain unchanged. The Board of Trustees has been assured that there will be no reduction in the nature or quality of the investment advisory services provided to the Fund due to the Transaction.

PROXY STATEMENT

5.	Comment: In the header of the Proxy Statement, please include “Preliminary” next to “Proxy Statement”.

Response: The Fund will next file its definitive proxy statement, making the header “Proxy Statement” accurate as of that filing. Should, however, the Fund file another preliminary proxy statement prior to filing the definitive proxy statement, the Fund will revise accordingly.

6.	Comment: In the section entitled “Material Terms of the New Investment Advisory Agreement” please revise the second paragraph to remove the qualification by reference of the summary of the material terms of the New Investment Advisory Agreement.

Response: The Fund has revised the disclosure as follows (new language underlined; deleted language struck through):

The following ~~summary of~~ summarizes the New Investment Advisory Agreement ~~summarizes the material terms of the New Investment Advisory Agreement~~. ~~and is qualified in its entirety by reference to~~ For all of the terms of the New Investment Advisory Agreement, please see ~~a~~ the form of ~~which~~ the New Investment Advisory Agreement, which is attached in Appendix C.

August 20, 2025 Page 4

PROXY STATEMENT – PROPOSAL 1

7.	Comment: Please supplementally confirm that the Board of Trustees considered information adverse to the proposal when approving the New Investment Advisory Agreement.

Response: The Fund notes that, at the time the Board considered the New Investment Advisory Agreement on April 23, 2025, the dissident had not yet filed a preliminary proxy statement with the SEC. Prior to that time, the dissident had only expressed his desire to become a Trustee of the Fund and never indicated any desire to replace the Adviser as the investment adviser. Indeed, the dissident had contacted the Fund’s portfolio managers after the Transaction was announced to express his congratulations and provided no indication that he considered the Transaction to be adverse to the shareholders of the Fund. Only after the preliminary proxy statement was filed was the Board aware of any adverse views associated with the New Investment Advisory Agreement. Since that time, the Board has considered information adverse to the proposal and believes that the approval of the New Investment Advisory Agreement is in the best interests of shareholders of the Fund and recommends that shareholders of the Fund vote “FOR” Proposal 1 at the Meeting.

8.	Comment: In the section entitled “OTHER INFORMATION – Proxy Solicitation,” please confirm that all the material terms of the agreement with EQ Fund Solutions, LLC, the Fund’s proxy solicitation firm, have been disclosed.

Response: The Fund confirms that the terms summarized are all the material terms of the agreement with EQ Fund Solutions, LLC.

PROXY CARD

9.	Comment: In the header of the Proxy Card, please include “Preliminary” next to “Proxy Statement” and please make uniform the typeface of the language next to the Proxy Card signature block.

Response: The Fund will next file its definitive proxy statement, making the header “Proxy Card” accurate as of that filing. Should, however, the Fund file another preliminary proxy statement prior to filing the definitive proxy statement, the Fund will revise accordingly. The Fund has revised accordingly to address the type face comment.

August 20, 2025 Page 5

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen